Exhibit 99.5

QUIPT HOME MEDICAL REPORTS SECOND QUARTER FISCAL 2024 FINANCIAL RESULTS POSTING REVENUE GROWTH OF 10% AND ADJUSTED EBITDA GROWTH OF 14%

●	Posts Adjusted EBITDA Margin of 23.3% as a % of Revenue
●	Announced Normal Course Issuer Bid (“NCIB”) Subsequent to Quarter End

Cincinnati, Ohio – May 15, 2024 – Quipt Home Medical Corp. (the “Company”) (NASDAQ: QIPT; TSX: QIPT), a U.S.-based home medical equipment provider, focused on end-to-end respiratory care, today announced its second quarter fiscal 2024 financial results and operational highlights. These results pertain to the three and six months ended March 31, 2024, and are reported in United States dollars ("$", "dollars" and "US$") and have been rounded to the nearest hundred thousand.

Quipt will host its Earnings Conference Call on Thursday, May 16, 2024, at 10:00 a.m. (ET). The dial-in number is 1 (844) 763 8274 or 1 (647) 484 8814. The live audio webcast can be found on the investor section of the Company’s website through the following link: www.quipthomemedical.com.

Financial Highlights:

●	Revenue for Q2 2024 was $64.0 million compared to $58.1 million for Q2 2023, representing a 10% increase. Organic growth contributed approximately $3.3 million, or 6% on an annual basis.
o	The Company absorbed a revenue impact in the quarter resulting from expiration of the Medicare 75/25 blended rate as of January 1, 2024. The Medicare 75/25 blended rate had been providing rate relief in certain geographies. Additionally, in certain regions, the Company experienced the withdrawal of Medicare Advantage (“MA”) members due to the capitated agreement engaged on with other providers in the industry.
o	The Company remains focused on the ongoing objective of returning to an 8-10% annualized organic revenue growth pace and continues to implement its strategic growth initiatives on this front.
●	Revenues for the six months ended March 31, 2024, increased to $129.3 million, representing an increase of 31% from the six months ended March 31, 2023.

●	Recurring Revenue (Non-IFRS financial measure or ratio, see “Non-IFRS Financial Measures”) for Q2 2024 continued to be strong, representing 79.6% of total revenue, driven by overall growth in new equipment set-ups.
●	Adjusted EBITDA (Non-IFRS financial measure or ratio, see “Non-IFRS Financial Measures”) for Q2 2024 was $14.9 million (23.3% of revenue) compared to $13.1 million (22.5% of revenue) for Q2 2023, representing a 14% increase.

●	Adjusted EBITDA for the six months ended March 31, 2024, increased to $30.2 million, representing an increase of 37% from the six months ended March 31, 2023, and represented 23.4% of revenues.

●	Net income (loss) for Q2 2024 was $(1.4) million, or ($0.03) per diluted share, as compared to $(0.7) million, or $(0.02) per diluted share for Q2 2023.
●	Cash flow from operations was $17.1 million for the six months ended March 31, 2024, compared to $14.8 million for the six months ended March 31, 2023.
●	For Q2 2024, bad debt expense as a percentage of revenue improved to 4.2%, compared to 4.3% for Q2 2023.
●	The Company reported cash on hand of $14.6 million as of March 31, 2024, compared to $17.2 million as of September 30, 2023. The decline in cash was primarily the result of the recent cyber-attack on Change Healthcare, which impacted the ability to process and bill claims in the back half of the quarter. The Company expects cash collections to normalize in the coming months as the backlog of claims are resolved and future claims are adjudicated in a timely manner like they have been historically.

●	The Company had total credit availability of $39.3 million as of March 31, 2024, with $18.3 million available on its revolving credit facility and $21.0 million available pursuant to a delayed-draw term loan facility.
●	The Company maintains a conservative balance sheet with a net debt to Adjusted EBITDA Leverage Ratio (Non-IFRS financial measure or ratio, see “Non-IFRS Financial Measures”) of 1.4x.

Operational Highlights:

●	The Company served 148,874 unique patients in Q2 2024 compared to 137,748 in Q2 2023, an increase of 8% year over year.
●	Compared to 198,101 unique set-ups/deliveries in Q2 2023, the Company completed 210,279 unique set-ups/deliveries in Q2 2024, an increase of 6%. This includes 116,023 respiratory resupply set-ups/deliveries for the three months ended March 31, 2024, compared to 106,486 for the three months ended March 31, 2023, an increase of 9%, which the Company credits to its continued use of technology and centralized intake processes.
●	The Company continues to experience very strong demand trends for respiratory equipment, including CPAPs, BiPAPs, oxygen concentrators, ventilators, as well as the CPAP resupply and other supplies business.
●	The Company has 287,500 unique active patients that were served at least once in the last twelve months, 34,400 referring physicians, and 125 locations.

Subsequent Highlights:

●	The Company announced the implementation of a normal course issuer bid (the “NCIB”). Under the NCIB, the Company may purchase for cancellation up to 3,626,845 common shares, or up to $5.0 million, of the Company (each, a “Common Share”) from time to time in accordance with applicable securities laws, representing approximately 10% of the Company’s public float (as defined by the TSX).

●	The NCIB commenced on May 6, 2024 and will terminate upon the earliest of (i) April 30, 2025, (ii) the Company purchasing the maximum number of Common Shares or dollars, and (iii) the Company terminating the NCIB. As of April 30, 2024, the Company had 42,571,523 Common Shares issued and outstanding.

Management Commentary:

“We are very proud of the resilience of our business and our ability to maintain our strong margin profile amid certain industry-related challenges experienced during fiscal Q2. We have observed several positive trends with respect to equipment set-ups, including within our sleep segment, and we have seen no change in favorable referral patterns. To facilitate a return to our historical revenue growth trajectory, we are working diligently to enhance our ongoing organic growth initiatives, such as expanding into continuum markets, and cross selling our end-to-end respiratory solution, which provides a unique go to market approach. Our objective remains to return to an 8-10% annualized organic growth rate, which we believe can be attained with the incorporation of our updated and enhanced capital allocation strategy. As part of this capital allocation approach, subsequent to quarter end, we initiated a share repurchase program through an NCIB for up to 10% of our public float. We firmly believe our current valuation in the marketplace does not properly reflect the underlying fundamentals of the business and our future growth, and we will consider using this tool to enhance shareholder value as appropriate,” said CEO and Chairman Gregory Crawford.

“Our continued financial and operational performance is a result of our ongoing commitment to cost discipline and prudent capital allocation, exemplified by strong and consistent Adjusted EBITDA margin over the years and Adjusted EBITDA margin of 23.3% for the fiscal Q2 period,” said Hardik Mehta, Quipt’s Chief Financial Officer. “Our strong balance sheet, with $32.9 million in liquidity, which includes the impact from the Change Healthcare cyber-attack, positions us exceptionally well to navigate through an environment of higher interest rates, and to strategically deploy capital to increase shareholder value. Moreover, we have full confidence in our margin profile throughout the remainder of the fiscal year, pursue both organic and synergistic inorganic growth opportunities that may arise. Our operations are structured to allow us to effectively drive our strategy for expansion, and we are very confident in our business model and in our continued future growth.”

The Company's full financial statements and related management's discussion and analysis for the three and six months ended March 31, 2024 is available under the Company's profile on SEDAR+ (www.sedarplus.com) and posted on the Company's web site at https://quipthomemedical.com/financials.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: the Company anticipating solid and robust organic growth, with the goal of achieving 8-10% revenue growth on an annualized basis; the Company expecting cash collections to normalize in the coming months; and the Company being confident in its margin profile throughout the remainder of the fiscal year; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the Company successfully identified, negotiating and completing additional acquisitions; and operating and other financial metrics maintaining their current trajectories. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: risks related to credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, and capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; legal proceedings and litigation, including as it relates to the civil investigative demand (“CID”) received from the Department of Justice and related subpoena from the U.S. Securities and Exchange Commission; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-IFRS Measures

This press release refers to “Recurring Revenue”, “Adjusted EBITDA” and “Leverage Ratio”, which are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. The Company’s presentation of these financial measures may not be comparable to similarly titled measures used by other companies. These financial measures are intended to provide additional information to investors concerning the Company’s performance.

Recurring Revenue for Q2 is calculated as rentals of medical equipment of $27.4 million plus sales of respiratory resupplies of $23.5 million for a total of $50.9 million, divided by total revenues of $64.0 million, or 79.6%.

Adjusted EBITDA is calculated as net income (loss), and adding back depreciation and amortization, interest expense, net, provision for income taxes, stock-based compensation, professional fees related to civil investigative demand, acquisition-related costs, share of loss of equity method investment, and loss (gain) on foreign currency transactions. The following table shows our non-IFRS measure, Adjusted EBITDA, reconciled to our net income (loss) for the following indicated periods (in $millions):

	Three	Three	Six	Six
	months	months	months	months
	ended March	ended March	ended March	ended March
	31, 2024	31, 2023	31, 2024	31, 2023
Net loss	$(1.4)	$(0.7)	$(2.0)	$(0.4)
Add back:
Depreciation and amortization	12.0	9.6	24.3	16.4
Interest expense, net	1.9	2.0	3.8	2.7
Provision for income taxes	0.3	—	0.5	0.3
Stock-based compensation	0.7	1.3	1.7	1.9
Professional fees related to CID	1.0	—	1.5	—
Acquisition-related costs	0.0	0.9	0.2	1.2
Share of loss in equity method investment	0.1	—	0.2	—
Loss on foreign currency transactions	0.3	0.0	0.0	0.0
Adjusted EBITDA	$14.9	$13.1	$30.2	$22.1

Adjusted EBITDA Margin for Q2 2024 is calculated as Adjusted EBITDA of $14.9 million divided by revenue of $64.9 million, or 23.3%.

Leverage Ratio is calculated as long-term debt less cash, divided by (Adjusted EBITDA for Q2 times four), and is reconciled as follows (in $millions):

As of and for
the three months
ended March 31,
2024
Senior credit facility, principal	$66.4
Equipment loans	12.8
Lease liabilities	19.0
Cash	(14.6)
Long-term debt less cash	83.6
Adjusted EBITDA for Q2 times four	59.6
Leverage Ratio	1.4x

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com